15028120

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 05 2015
REGISTRATIONS BRANCH

NAME OF BROKER - DEALER:

Corsair Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Fifth Avenue, 24th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy A. Trieste (212) 224-9467
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OB 12/29

DD 12/30/15

AFFIRMATION

I, Kristy A. Trieste, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Corsair Advisors LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kristy Trieste

Signature

Financial and Operations Principal

Title

Kam Ngai Woo

Notary Public

KAM NGAI WOO
Notary Public - State of New York
NO. 01WO6268816
Qualified in Queens County
My Commission Expires 9/17/2016

Corsair Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3(included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Corsair Advisors LLC

Statement of Financial Condition
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Corsair Advisors LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Corsair Advisors LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2014

ASSETS	
Cash	$ 243,457
Prepaid insurance	7,426
Due from related parties (Note 3)	1,146
TOTAL ASSETS	$ 252,029
LIABILITIES AND MEMBER'S EQUITY	
Accrued expenses and other liabilities	$ 51,200
Due to related parties (Note 3)	54,660
TOTAL LIABILITIES	105,860
COMMITMENTS AND CONTINGENCIES (NOTE 4)	
MEMBER'S EQUITY	146,169
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 252,029

The accompanying notes are an integral part of these financial statements.

CORSAIR ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

1 ORGANIZATION

Corsair Advisors LLC ("Advisors") was formed on January 11, 2011 as a Delaware limited liability company with a license to conduct business in the State of New York. Advisors provides investment banking services and arranges private placement offerings. Advisors is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and received a letter dated May 9, 2013 from the Financial Industry Regulatory Authority ("FINRA") District Office granting membership and commencement of business operations.

Corsair Capital LLC ("Corsair Capital"), a Delaware limited liability company, and an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC") as of February 2006, is the sole member of Advisors.

Advisors does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash is maintained with one U.S. financial institution, which at times may exceed FDIC limits.

Revenue Recognition

Investment banking revenues include fees for providing advisory services in mergers and acquisitions and arranging private placements. Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency. There were no fees earned for the year ended December 31, 2014.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Expense Recognition

Expenses are recorded when incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As a single member LLC, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its ultimate beneficial owner, which is a multiple member LLC.

No provision is made in the accompanying financial statements for U.S. Federal and New York State income taxes since such taxes are the responsibility of the ultimate individual members. Advisors is subject to the New York City Unincorporated Business Tax. Advisors activities for the year-end December 31, 2014 did not impact the UBT position of any of the ultimate beneficial owners. Pursuant to an informal arrangement among the companies, no income tax benefit or charge will be allocated to Advisors.

Advisors applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Advisors determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Advisors presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Advisors has analyzed the positions to be taken for the tax year ended December 31, 2014 in the United States, and has determined whether or not there are uncertain tax positions that require financial statement recognition. No reserves for uncertain tax positions were required

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

to have been recorded as a result of the adoption of ASC 740 for the year ended December 31, 2014. However, Advisors' conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

3 RELATED PARTY TRANSACTIONS

Services, space sharing and expense agreement

Advisors has entered into a services, space sharing and expense agreement (the "Agreement") with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair Capital LP acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The services provided under the agreement includes personnel, support services, office space, technology and communications. The expenses associated with these services are allocated based on estimates of time and usage.

4 COMMITMENTS & CONTINGENCIES

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or capital security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

5 REGULATORY REQUIREMENTS

Advisors is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that for the first twelve (12) months of FINRA membership the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1, and 15 to 1 thereafter. As of December 31, 2014, Advisors had regulatory net capital of approximately $137,597 and a minimum regulatory net capital requirement of approximately $7,057. The regulatory net capital ratio of Advisors was 19 to 1.

Advisors claims an exemption from SEC Rule 15 c3-3 under section (k)(2)(i).

6 SUBSEQUENT EVENTS

In February 2015, Corsair Capital LLC contributed additional capital of $62,402 to Advisors.

Management has performed an evaluation of subsequent events through February 26, 2015, which is the date the financial statements were available to be issued, and has determined that there were no other subsequent events requiring recognition or disclosure in the financial statements.